United States Security and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Comment Letter 5/25/05 –
Bank of Commerce Holdings Form 10-K for fiscal year December 31, 2004
Filed March 4, 2005 File Number: 000-25135

June 7, 2005

Gentlemen:

We appreciate your review of our annual Form 10-K filing with the Securities and Exchange Commission. We understand that the review process is to assist us in compliance with the disclosure requirements and to enhance the disclosures in our filings. Our intent is to file a high quality, accurate and timely document.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm – page 42

In our original filing of March 4, 2005, the Opinion of our Independent Registered Public Accounting firm and the corresponding consent (Exhibit Item # 23.1) did not contain the accounting firm’s original signature. Although we had provided these original signatures to our financial printer to be incorporated into the filing, the draft version rather than the final version was electronically filed. The draft version did not contain the original signatures.

In our first amendment, filed May 26, 2005 we electronically filed the original signed copies of both the opinion and the consent letters.

In our second amendment, filed June 3, 2005, we electronically filed all of Item 8- Financial Statements and Supplementary Data with the original signed opinion letter and consent. We also included an updated consent from our Independent Registered Public Accounting Firm and an updated certification pursuant to Section 203 of Sarbanes-Oxley Act of 2002 and Section 906 of Sarbanes-Oxley Act of 2002.

The Company has completed an additional review by our Corporate SEC Attorney to ensure compliance. Additionally, we included an explanatory statement to assist the reader in clearly understanding the reason behind the amendment.

We understand that the Company is responsible for the adequacy and accuracy of all disclosures in the Form 10-K filings and that staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company will not assert that staff comments are a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

We again appreciate your comments intended to strengthen the quality of our reporting and disclosures.

Sincerely,

/s/ Linda J. Miles
Linda J. Miles
Executive Vice President &
Principal Accounting Officer

1951 Churn Creek Road
Redding, California 96002
(530) 224-7318
Fax: (530) 224-2220
lindam@reddingbankofcommerce.com